Filed by Arlington Tankers Ltd.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 333-153247)

Arlington Tankers Ltd. 1st Floor, The Hayward Building Hamilton, HM11 Bermuda Tel: (441) 292-4456 Fax: (441) 292-4258
November 12, 2008
ARLINGTON AND GENERAL MARITIME – THE RIGHT COMBINATION
Dear Shareholder:
     You should have recently received a proxy statement/prospectus which describes in detail the proposed merger between Arlington Tankers and General Maritime.
     I thought you might appreciate a short summary of why the management and the Board of Arlington Tankers believe this merger is the best way forward for the Company and our shareholders.
     We strongly believe the combination of these two leading tanker companies strengthens your future prospects as a shareholder because it directly addresses the challenges we face as a stand-alone company in sustaining our current dividend, growing our fleet and refinancing or repaying our credit facility. Furthermore, in light of the recent turmoil in the financial and shipping markets, we believe that the merger is now even more compelling than when it was announced in August.
     Our Board of Directors approved this merger after undertaking a thorough strategic alternatives analysis aimed at enhancing long-term shareholder value. We believe the merger will create a leading publicly-traded tanker company with a large market capitalization, balanced chartering strategy, strong balance sheet and an attractive dividend target based on a partial dividend payout strategy, all of which will contribute to the combined company’s growth strategy.
Some of the key highlights of the combined company include:
•	Attractive Dividend Target Supported by Contracted Revenue Stream: The combined company will have an initial cash target dividend of $2.00 per share annually, which is supported by the contracted revenue stream. The $2.00 per share target dividend of the combined company approximately equals Arlington’s expected stand-alone dividend for 2009 and exceeds the expected dividend in 2010 and beyond, when taking into account such factors as expected revenue decreases, cost increases and the refinancing of Arlington’s current $229.5 million non-amortizing credit facility.
•	Partial Dividend Payout Strategy that Retains Capital for Growth: The $2.00 per share target dividend is based on a partial dividend payout strategy, which provides the combined company with financial and operational flexibility. This is a benefit that Arlington shareholders do not currently have under Arlington’s 100% dividend payout structure and would enable the combined company to pursue opportunities to achieve long-term fleet, cash flow and dividend growth.
•	Earnings and Cash Flow Stability: The combined company will utilize a balanced chartering approach, deploying its vessels between spot market voyage charters and time charters seeking to both maximize long-term cash flow and achieve a level of stability in results. The combined company will have $450 million of revenue contracted on time charters from 2009 through 2013 including $247 million on time charters in 2009 alone.
•	Young and Diverse Fleet: Following the merger, the combined company will have a young and diverse fleet of 31 vessels with an average age of eight years and a presence in both crude and product segments. The fleet is expected to consist of 25 oil tankers, four product tankers and two tankers that can be used for transporting both crude and refined products.
•	Cash Cost Savings: The combined company expects to achieve an estimated $7.5 million in cash cost savings during the first full year of operations following the merger.
•	Experienced Management Team: Headquartered in New York, the combined company will have a management team that has had extensive experience in operating shipping companies and in consolidations. This team has returned over $1 billion to General Maritime’s shareholders since May 2005. The merged Company will be overseen by an experienced seven member Board, with a majority of independent members, including one current Arlington Tankers’ Board member.
•	Stronger Platform for Long-term Dividend and Fleet Growth: The combined company intends to draw upon its moderate leverage, ample liquidity, and the past consolidation experience of its management team to pursue growth opportunities. In addition, the combined company will seek opportunities to grow its dividend over the long-term from the current target of $2.00 per share per year.
Arlington’s Board of Directors unanimously recommends that
Arlington Shareholders vote “FOR” the approval of the merger
     We are excited about our pending merger with General Maritime. Whether or not you are planning to attend the special general meeting in person, it is very important that your shares be represented at the meeting. Accordingly, we encourage you to return the enclosed proxy card as soon as possible to ensure that your shares are represented at the meeting. In addition to using the traditional proxy card, shareholders have the choice of voting over the Internet or by telephone.

     Enclosed is a proxy card for the special general meeting of shareholders for Arlington Tankers Ltd. to vote on the stock-for-stock combination of Arlington Tankers and General Maritime Corporation. The special meeting will be held on Tuesday, December 16, 2008 at 10:00 a.m. (Eastern Time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022. If you have already voted, we appreciate your participation. If you have not yet voted, please use the enclosed proxy card to cast your vote.
If you have any questions concerning the merger, please feel free to contact our proxy solicitor:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Call Collect: (212) 929-5500
or
Toll Free: (800) 322-2885
          On behalf of the Board of Directors of Arlington Tankers, I would like to thank you for your continued support and confidence.
Sincerely,

/s/ Edward Terino
Edward Terino
Chief Executive Officer, President and Chief Financial Officer Arlington Tankers Ltd.

Important Additional Information has been Filed with the SEC
In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC. Such Registration Statement, which has been declared effective by the SEC, includes a definitive Joint Proxy Statement/Prospectus of General Maritime and Arlington. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.